

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

October 26, 2007

VIA U.S. MAIL and FACSIMILE

Mr. Gary L. Larson
Chief Financial Officer
Aehr Test Systems
400 Kato Terrace
Fremont, CA 94539

> **RE: Aehr Test Systems**
> **Form 10-K for the fiscal year ended May 31, 2007**
> **Filed August 29, 2007**
> **File No. 000-22893**

Dear Mr. Larson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant